Exhibit 99.1

October 18, 2012	News Release 12-17

SILVER STANDARD PROVIDES Q3 2012 OPERATIONAL RESULTS

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) provided an operational update for its Pirquitas silver mine in Argentina.

Third Quarter 2012 Operating Highlights

  Milled 4,388 tonnes per day on average, 10% above nominal design.

  Produced 2.2 million ounces of silver during the quarter, bringing year-to-date production to 6.4 million ounces, in line with guidance.

  Sold 2.8 million ounces of silver through direct sales and spot sale agreements, a 49% quarter-on-quarter increase.

  Shipped 5,900 dry metric tonnes of silver concentrate, a record, containing 3.4 million ounces of silver.

“Our team continues to deliver operationally at the Pirquitas mine, leaving us well positioned to meet our 2012 production guidance,” said John Smith, President and CEO. “Sales of 2.8 million ounces demonstrate the success of our sales strategy and the demand for our product. We have diversified our customer base, developed direct relationships with smelters and improved the terms in our contracts.”

Summary of Mine Operating Statistics

		Q3 2012	Q2 2012	% Change
Total material mined	Kt	4,333	4,483	(3.4%)
Ore processed	Kt	404	386	4.7%
Silver mill feed grade	g/t	214	219	(2.3%)
Zinc mill feed grade	%	0.65	0.66	(1.5%)
Silver recovery	%	77.7	74.5	4.3%
Zinc recovery	%	39	35	11.4%
Silver produced	‘000 oz	2,163	2,021	7.0%
Zinc produced	‘000 lbs	2,770	1,900	45.8%
Silver ounces sold	‘000 oz	2,770	1,859	49.0%
Zinc pounds sold	‘000 lbs	2,152	1,791	20.2%

Mine Operations

The Pirquitas mine produced 2.2 million ounces of silver during the third quarter, the second highest quarterly production in the history of the mine. On a year-to-date basis, the mine has produced 6.4 million ounces of silver, in line with production guidance. The 7.0% quarter-on-quarter improvement in silver production reflects higher average silver recoveries in the plant and consistent production at elevated operating rates. The mine also produced 2.8 million pounds of zinc, a 46% sequential improvement.

Approximately 404,000 tonnes of ore were milled at an average rate of 4,388 tonnes per day during the quarter, 10% above the plant’s nominal design. The mill has operated at an average rate of over 4,400 tonnes per day during 2012, demonstrating the effectiveness of the Company’s debottlenecking initiatives.

Ore milled during Q3 2012 contained an average silver grade of 214 g/t, in line with the 219 g/t reported last quarter. The average recovery rate for silver increased to 77.7% from 74.5% in the second quarter. The higher recovery resulted from further floatation circuit optimization and better supply of the preferred reagent.

Exploration:

Diamond drilling continues in the Cortaderas target area. The 2013 drilling program is focused on expanding and upgrading previously reported resources to the indicated mineral resource category. The Company defined several high potential drill targets using the gravity method of geophysical surveys. To date, the Company has drilled over 42,000 meters of a 50,000-meter drill program on the property.

Third Quarter Earnings Release:

The Company plans to issue its third quarter earnings release on Wednesday, November 7th, 2012 after markets close.

SOURCE: Silver Standard Resources Inc.

Contact:

Steve Hards
Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. Toll Free: (888) 338-0046
All others: (604) 689-3846
E-mail: invest@silverstandard.com

Cautionary Statements on Forward-Looking Information: Statements in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within Canadian securities laws (collectively "forward-looking statements"), such as statements regarding the drilling campaign and mineralization and economic prospects of the Company’s projects, mineral reserve and mineral resource estimates, estimates and expectations of future mineral production and costs per ounce of silver at the Pirquitas Mine, future plans or future revenues, and the timing of development or potential expansion or improvements at the Company’s operations. Forward-looking statements are statements that are not historical facts and are often identified by such words as "estimates", "expects", "plans", "intends" or variations thereof, or stating that certain actions or results "may", "could", "might" or "will" be taken, occur or be achieved. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, changes in prices for the Company’s mineral products or increases in input costs; variances in ore grade, mill throughput rates or recovery rates from those assumed in mining plans; changes in global or localized economic conditions or financial markets; litigation, tax, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which Silver Standard may carry on business; labour relations matters; technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities; and changing foreign exchange rates, all of which are described more fully in the Company's most recent Form 20-F and Management Discussion and Analysis and in other filings with the Securities and Exchange Commission and Canadian regulatory authorities.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

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